Exhibit 8.1

List of Subsidiaries

Particulars	Country of incorporation	2013 (%)	2012 (%)	2011 (%)
Sify Software Limited	India	100	100	100
Hermit Projects Private Limited	India	100	100	-
Pace Info Com Park Private Limited	India	100	100	-
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100